FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2007

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	|X|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending

March 31, 2007

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2007 of Videotron Ltd.

QUARTERLY REPORT

2007 FISCAL YEAR

VIDEOTRON LTD

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Three-Month Period

January 1, 2007 – March 31, 2007

May 10, 2007

VIDEOTRON LTD

Interim Consolidated Financial Statements

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

Financial Statements

Highlights

FINANCIAL DATA	Three-month period
	ended March 31,
(in thousands of Canadian dollars)	2007	2006
		(restated)

Revenues	$358,543	$301,562
Operating income (1)	148,992	117,752
Depreciation and amortization	50,654	46,508
Net income	64,289	42,826
Cash flows from operating activities	54,122	17,658
Acquisition of fixed assets	88,265	59,333

CUSTOMER STATISTICS	As of March 31,
	2007	2006

Homes passed (2)	2,464,061	2,426,105

Cable

Basic Cable Customers (3)	1,582,692	1,519,970
% Penetration (4)	64.2%	62.7%
Basic Cable, net additions	10,281	13,857

Digital Cable Customers	652,890	512,382
% Penetration (5)	41.3%	33.7%
Digital Cable, net additions	29,244	37,753

Internet Access

Cable Modem	827,888	681,823
% Penetration (4)	33.6%	28.1%
Cable Modem, net additions	35,922	43,852

Dial up	12,024	16,715
Dial up, net losses	(1,402)	(1,319)

Telephony

Cable Telephony Customers	448,747	226,954
% Penetration (4)	18.2%	9.4%
Cable Telephony Customers, net additions	50,887	64,005

(1)	We define operating income as net income before depreciation and amortization, financial expenses, income taxes and non-controlling interest in a subsidiary. See "—General" for more information on operating income.
(2)	Homes passed means the number of residential premises, such as single dwelling units or multiple dwelling units, and commercial premises passed by the cable television distribution network in a given cable system service area in which the programming services are offered.
(3)	Basic customers are customers who received basic cable service, including analog and digital customers.
(4)	Represents customers as a percentage of homes passed.
(5)	Represents digital customers as a percentage of basic customers.

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 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report contains forward-looking statements with respect to our financial condition, results of operations and business and certain plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate, as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may”, “will”, “expect”, “continue”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “seek” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things. our anticipated business strategies, anticipated trends in our business, and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to be correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. See “Item 3 - Key Information - Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2006 for more information on factors that may affect actual results. Each of these forward-looking statements speaks only as of the date of this quarterly report. We will not update these statements unless the securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC), as described under “Item 10 - Additional Information - Documents on Display.” The following discussion and analysis provides information concerning our operating results and financial condition. This discussion should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2006 (filed on EDGAR at www.sec.gov) and our annual and interim consolidated financial statements and the notes thereto.

The following management’s discussion and analysis of financial condition and results of operations cover the main activities of the first quarter of 2007 and the major changes from the last financial year. It should be read in conjunction with the information in the annual report (Form 20-F) for the year ended December 31, 2006.

General

This Management’s Discussion and Analysis contains an analysis of our consolidated financial position as of March 31, 2007 and the results of our operations and cash flows for the three-month periods ended March 31, 2006 and 2007. Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. Note 9 to our interim consolidated financial statements for the periods ended March 31, 2006 and 2007 contains discussions of the principal differences between Canadian GAAP and U.S. GAAP and the extent to which those differences affect our interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise specified.

We define operating income, as reconciled to net income under Canadian GAAP, as net income before depreciation and amortization, financial expenses, income taxes, and non-controlling interest in a subsidiary. Operating income, as defined above, is not a measure of results that is consistent with Canadian or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures, or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We use operating income because we believe that it is a meaningful measure of performance since operating income excludes, among other things, unusual items that are not readily comparable from year to year. Operating income is also commonly used in the sectors in which we operate, as well as by the investment community to analyze and compare companies. Our definition of operating income may not be identical to similarly titled measures reported by other companies. Operating income margin is operating income as a percentage of operating revenues.

Average monthly revenue per user, or ARPU, is an industry metric that we use to measure our average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement under

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3

Canadian or U.S. GAAP, and our definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. We calculate ARPU by dividing our combined cable television, Internet access and telephony revenues by the average number of basic cable customers during the applicable period, and then dividing that result by the number of months in the applicable period.

Recent Developments

On July 1, 2006, the Company merged with its parent, 9101-0827 Québec Inc. This transaction has been accounted for using the continuity of interest method, and the results of operations and financial position of 9101-0827 Québec Inc. have been included in these consolidated financial statements as if the two companies had always been combined. Comparative figures have been restated to reflect this merger.

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Revenues

Consolidated operating revenues for the first quarter ended March 31, 2007 were $358.5 million compared with $301.6 million for the same period in 2006, representing an increase of $56.9 million (18.9%).

Cable television revenues for the first quarter ended March 31, 2007 increased by $13.5 million (8.2%) as compared with the same period in 2006. This growth was primarily due to an increase in the average number of basic cable customers of 64,654 over the average number in the first quarter ended March 31, 2006, higher buying rates for our video-on-demand and pay-TV products, as well as the price increases implemented at the beginning of March 2006 and March 2007, partially offset by higher bundling discounts due to the increase in cable telephony customers. In the first quarter of 2007, we recorded a net addition of 10,281 cable television customers (0.7%), bringing the number of basic cable customers to 1,582,692, versus an increase of 13,857 customers (0.9%) and a total of 1,519,970 basic cable customers for the first quarter ended March 31, 2006. During the first quarter ended March 31, we also increased the number of digital customers by 29,244 (4.7%), compared with an increase of 37,753 (8.0%) for the same period in 2006. For the first quarter ended March 31, 2007, ARPU for our cable television services increased from $36.15 to $37.52, reflecting price increases and the migration from analog to digital.

Internet revenues for the first quarter ended March 31, 2007 increased by $20.6 million (26.2%), mainly due to an increase in the average number of cable-modem Internet customers of 151,414 over the average number in the same period ended March 31, 2006, along with increased revenues from over-consumption (charges related to the use of services beyond the usage limit stipulated in the contracts with our customers). The number of cable-modem Internet customers increased by 35,922 (4.5%) to 827,888 as of March 31, 2007, compared with an increase of 43,852 (6.9%) to 681,823 customers for the same period in 2006. For the first quarter ended March 31, 2007, ARPU for our Internet services increased from $38.65 to $40.09. This increase was due to higher over-consumption revenues as well as price increases.

Telephony revenues for the first quarter ended March 31, 2007 increased by $23.9 million, mainly due to an average of 424,241 cable telephony customers in the first quarter in 2007, versus 192,502 customers for the same period in 2006. The number of cable telephony customers increased by 50,887 (12.8%) to 448,747 in the first quarter ended March 31, 2007, compared with an increase of 64,005 (39.3%) customers for a total of 226,954 customers for the same period in 2006. For the first quarter ended March 31, 2007, ARPU for our cable telephony services decreased from $31.72 to $31.33. This decrease was due to a slight increase in customer discounts. We also launched our mobile wireless telephony services in August 2006. As of March 31 2007, 20,255 lines had been activated.

Business solution revenues for the first quarter ended March 31, 2007 were $17.5 million compared with $18.7 million for the same period in 2006, representing a decrease of $1.2 million (-6.4%), mainly due to the restructuring of a contract with an affiliated company.

Revenues from video stores for the first quarter ended March 31, 2007 increased by $0.3 million (2.4%), mainly due to the opening of new stores.

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4

Other revenues, which represent mainly sales of equipment to customers, remained stable for the first quarter ended March 31, 2007 at $9.4 million. This was due to an increase in the sale of higher value set-top boxes as well as wireless equipment, offset by a lower volume of sales of basic set-top boxes.

Direct Costs and Operating, General and Administrative Expenses

Direct costs increased by $9.8 million (12.8%) to reach $86.3 million for the first quarter ended March 31, 2007, versus $76.5 million for the same period in 2006. Direct costs for cable television services, which consist primarily of programming costs, increased by $7.1 million for the first quarter ended March 31, 2007, due to a larger number of customers, a higher penetration of digital customers, and the addition of more free content on our video-on-demand service. The programming fees we pay for the Canadian services we distribute are based on rates per customer. Internet access direct costs for the first quarter ended March 31, 2007 increased by $0.3 million, due to a greater number of Internet access customer, since the cost per subscriber dropped in 2007. Direct costs for telephony services, consisting of long distance, 911 fees, portability fees, royalties for our wireless telephony services and other costs, increased by $2.1 million, due to the growth in the number of customers, as well as the launch of our wireless telephony services. Other costs increased by $0.3 million, mainly due to the purchase of wireless telephony equipment in 2007, partly offset by the lower number of set-top boxes sold and a lower acquisition cost for such equipment.

Operating, general and administrative expenses increased by $15.9 million (14.9%) to reach $123.2 million for the first quarter ended March 31, 2007, compared with $107.3 million for the same period in 2006. This increase was mainly due to the additional resources required to support the growth in our customer base for Internet access, telephony and cable television services, as well as the launch of our wireless telephony services. There was also an increase in advertising fees as well as network maintenance. Regulatory contributions, which are directly linked to revenues, and management fees to our parent company also increased compared with the same period in 2006.

Operating Income

Operating income for the first quarter ended March 31, 2007 was $149.0 million, compared with $117.8 million for the same period in 2006, representing an increase of $31.2 million (26.5%). Operating income margin increased to 41.6% for the first quarter ended March 31, 2007 from 39.0% for the same period in 2006, mostly due to the significant increase in customers for Internet access and telephony services. Subsidies on equipment sold to customers amounted to $6.4 million (1.9% of related sales) for the first quarter ended March 31, 2007, compared with $6.6 million (2.5% of related sales) for the same period in 2006. Our definition of operating income was provided above and a reconciliation of operating income to net income is provided in “Item 3 - Key Information - Selected Financial Data” in our annual report on Form 20-F for the year ended December 31, 2006.

Depreciation and Amortization

Depreciation and amortization expenses for the first quarter ended March 31, 2007 were $50.7 million compared with $46.5 million for the same period in 2006, representing an increase of $4.2 million (9.0%), due to an increase in the acquisition of fixed assets, mostly related to telephony and Internet access services.

Financial Expenses

Financial expenses for the first quarter ended March 31, 2007 were $17.5 million, as compared with $11.6 million for the same period in 2006, representing an increase of $5.9 million (50.9%). In 2006, there was a gain on revaluation of additional amount payable on a long-term debt, which was transferred to our parent company on June 30. 2006. This was partially offset by a gain on foreign currency translation of short-term monetary items of $1.6 million in the first quarter ended March 31, 2007, compared with $0.1 million in 2006.

Income Taxes

Income tax expenses for the first quarter ended March 31, 2007 were $16.5 million, compared with $16.8 million for the same period in 2006, representing an effective tax rate of 20.4% compared with 28.2% in 2006, due to tax consolidation transactions, through which the dividend income we received from 9101-0835 Quebec Inc., a subsidiary of Quebecor Média Inc., was non-taxable, resulting in an expense reduction of $8.3 million. See “ — Liquidity and Capital Ressources — Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan”.

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5

Net Income

Net income was $64.3 million for the first quarter ended March 31, 2007, as compared with $42.8 million for the same period in 2006, an increase of $21.5 million (50.2%).

Liquidity and Capital Resources

Uses of Liquidity and Capital Resources

Our principal liquidity and capital resource requirements consist of:

•	capital expenditures to maintain and upgrade our network in order to support the growth of our customer base and the launch and expansion of new or additional services;
•	the servicing and repayment of our debt; and
•	distributions to our shareholder.

Capital Expenditures. During the first quarter ended March 31, 2007, we invested $88.3 million in fixed assets, compared with $59.3 million for the same period in 2006, an increase of $29.0 million. This growth was due to higher investments in our Internet network and the modernization of certain parts of our network. We continue to focus on success-driven capital spending and on maintaining our network in very good condition.

The strategy pursued of maintaining a leadership position by offering a variety of related products and services, as well as launching new and advanced products and services, requires investments in our network to support growth in our customer base and in bandwidth requirements. We have therefore implemented a modernization program to upgrade our networks in Quebec City and in the central region of Quebec from a bandwidth of 480 MHz to 750 MHz or greater. We have substantially completed the Quebec City modernization in the first quarter of 2007 and we expect to complete the central region in the summer of 2007, which will bring approximately 94% of our network in Quebec to an upgraded bandwidth of 750 MHz or greater. Also, in light of the greater availability of HDTV programming, the ever-increasing speed of Internet access and the increasing demand for our new cable telephony service, we are currently considering a number of alternatives to address these increasing network capacity requirements resulting from higher demand for such advanced products and services. Implementing one or a combination of those alternatives would require substantial investments in our network in the coming years.

Service and Repayment of Our Debt. During the first quarter ended March 31, 2007, we made cash interest payments of $28.4 million, compared with $47.6 million for the same period in 2006. The decrease is mainly due to interest paid in 2006 consequent to the reimbursement of the $150.0 million subordinated loan from Quebecor Media.

Purchase of Shares of Quebecor Media and Service of Subsidiary Subordinated Loan. Unlike corporations in the United States, corporations in Canada are not permitted to file consolidated tax returns. As a result, we have entered into certain transactions described below that have had the effect of effectively using tax losses within the Quebecor Media group.

On January 3, 2007, we entered in a back-to-back transaction by contracting a subordinated loan of $1.0 billion from Quebecor Média and invested the $1.0 billion in 1,000,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Média. The subordinated loan bears interest at a rate of 10.5% payable every six months on June 20 and December 20, and matures on January 3, 2022. The preferred shares carry the right to receive a cumulative annual dividend of 10.85%, payable semi-annually.

Distributions to our Shareholder. During the first quarter ended March 31, 2007, we paid $17.0 million to our sole shareholder, Quebecor Media, in respect to a reduction in paid-up capital, compared with a payment of $93.7 million for the same period in 2006. See Note 6 to our interim consolidated financial statements for the three-month periods ended March 31, 2006 and 2007. We expect to make distributions to our shareholder in the future, subject to the terms of our indebtedness and applicable laws.

Contractual Obligations and Other Commercial Commitments Our material obligations under firm contractual arrangements, including commitments for future payments under our credit facilities, our various Notes and operating lease arrangements, as of December 31, 2006, are disclosed in notes 13, 16 and 17 to our annual consolidated financial statements for the years ended December 31, 2004, 2005 and 2006. Except for the back-to-back transaction, there have been no significant changes to our material contractual obligations and

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6

other commercial commitments since December 31, 2006. See also note 9 to our interim consolidated financial statements for the three months ended March 31, 2006 and 2007.

Sources of Liquidity and Capital Resources

Our primary sources of liquidity and capital resources are:

•	funds from operations;
•	financing from related party transactions;
•	capital market debt financing; and
•	our credit facilities.

Funds from Operations. Cash flow from operations before changes in non-cash operating items amounted to $134.0 million for the first quarter ended March 31, 2007, compared with $101.2 million for the same period in 2006. This $32.8 million increase is mainly due to higher operating income. Cash used by the changes in non-cash operating items was $79.8 million for the first quarter ended March 31, 2007, compared with $83.6 million for the same period in 2006, representing a decrease of $3.8 million. Cash provided by operating activities during the first quarter ended March 31, 2007 was $54.1 million compared with $17.7 million for the same period in 2006, representing an increase of $36.4 million (205.6%).

Credit Facilities. On January 17, 2006, we drew $237.0 million on our revolving credit facility to reimburse the capital and interest of the subordinated loan to the parent company and paid 83.7 million as a reduction of paid-up capital. As of March 31, 2007, we had an outstanding balance of $98.0 million ($49.0 million at December 31, 2006), with $352.0 million ($401.0 million at December 31, 2006) unused on this revolving credit facility. We believe that, based on our current levels of operations and anticipated growth, our cash from operations, together with other available sources of liquidity described above, will be sufficient to fund our currently anticipated capital expenditures and to make the required payments of principal and interest on our debt, including payments due on our 6 7/8% Senior Notes, due January 15, 2014, and our 6 3/8% Senior Notes, due December 15, 2015, as well as on our credit facilities. We also expect, to the extent permitted by the terms of our indebtedness and applicable laws, to make distributions to our shareholder in the future.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Consequently, actual results could differ from these estimates. We believe that all of our critical accounting estimates are as described in our consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, included in our annual report on Form 20-F filed for the year ended December 31, 2006, and that there has been no change in such critical accounting estimates since December 31, 2006.

Risks and Uncertainties

In the normal course of business, we are exposed to fluctuations in interest and exchange rates. We manage this exposure through staggered maturities and a balance of fixed- and variable-rate obligations. As of March 31, 2007, we were using derivative financial instruments to reduce our exchange and interest rate exposure. There have been no significant changes in our exposure to fluctuations in interest and exchange rates since December 31, 2006.

While these agreements expose us to the risk of non-performance by a third party, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of our counterparties. A description of the financial derivatives used by us as of December 31, 2006 is provided in note 1(j) to our audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, and in “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” in our annual report on Form 20-F for the year ended December 31, 2006.

Concentration of credit risk with respect to trade receivables is limited due to our large customer base and low receivables from individual customers. As of March 31, 2007, we had no significant concentration of credit risk.

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7

Regulation

We are subject to extensive government regulation, mainly through the Broadcasting Act (Canada) and the Telecommunications Act (Canada), both managed by the Canadian Radio-television and Telecommunications Commission (CRTC). Changes to the regulations and policies governing broadcast television, specialty channels and program distribution through cable and direct broadcast satellite services, Internet service providers, VoIP services, as well as the introduction of new regulations or policies or terms of license or treatment of the tax deductibility of advertising expenditures, could have a material effect on our business, financial condition or results of operations. The significant government regulations, which affect our operations, are summarized in our annual report on Form 20-F for the year ended December 31, 2006.

On April 4, 2007, the Government of Canada issued an order varying a CRTC decision dated April 6, 2006, wherein the CRTC had established a framework for the forbearance from regulation of local exchange services offered by the incumbent telephone companies. Most notably, the Government order reduced the size of the relevant geographic markets for forbearance analysis, replaced the CRTC’s market share loss criterion with a competitor network presence criterion, and relaxed the CRTC’s criteria related to the quality of certain services offered by incumbents to competitors. The Government also eliminated, effective immediately, restrictions on incumbent winback and promotional activities, and ordered the CRTC to process within 120 days incumbent applications for forbearance in Canada’s ten largest census metropolitan areas (CMAs), including Montreal, Quebec City and Ottawa-Gatineau. On April 11, 2007, Bell Canada filed applications for forbearance for these three CMAs, amongst others.

New Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. See Note 1 in our Interim Consolidated Financial Statements for the three-month periods ended March 31, 2006 and 2007 for a description of the significant changes. Apart from those modifications, there have been no changes to our critical accounting policies from those described in our annual consolidated financial statements for the years ended December 31, 2004, 2005 and 2006, included in our annual report on Form 20-F filed for the year ended December 31, 2006.

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VIDEOTRON LTD.

Interim Consolidated Statements of Income

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

	2007	2006

		(Restated-
		see note 2)

Operating revenues:
Cable television	$177,689	$164,206
Internet	99,136	78,582
Business solution	17,482	18,696
Telephony	42,233	18,320
Video stores	12,613	12,323
Other	9,390	9,435

	358,543	301,562

Direct costs	86,324	76,513

Operating, general and administrative expenses	123,227	107,297

Depreciation and amortization	50,654	46,508

Financial expenses (note 3)	17,501	11,553

Income before income taxes and non-controlling
interest in a subsidiary	80,837	59,691

Income taxes (note 4):
Current	36	531
Future	16,492	16,302

	16,528	16,833

	64,309	42,858

Non-controlling interest in a subsidiary	20	32

Net income	$64,289	$42,826

See accompanying notes to unaudited interim consolidated financial statements.

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VIDEOTRON LTD.

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

	2007	2006

		(Restated -
		see note 2)

Net income	$64,289	$42,826

Other comprehensive income:
Gain on derivative financial instruments designated
as cash flow hedges	6,009	—
Loss on derivative financial instruments designated
as cash flow hedges in prior years reclassified in net
income in the current period	(2,092)	—
Income tax expenses	(894)	—

	3,023	—

Comprehensive income	$67,312	$42,826

See accompanying notes to unaudited interim consolidated financial statements.

Interim Consolidated Statements of Deficit

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

	2007	2006

		(Restated
		see note 2)

Deficit at beginning of period, as previously reported	$(673,125)	$(843,534)

Cumulative effect of changes in accounting policies (note 1)	10,265	—

Deficit at beginning of period, as restated	(662,860)	(843,534)

Net income	64,289	42,826

Deficit at end of period	$(598,571)	$(800,708)

See accompanying notes to unaudited interim consolidated financial statements.

10

VIDEOTRON LTD.

Interim Consolidated Statements of Cash Flows

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

	2007	2006

		(Restated -
		see note 2)
Cash flows related to operating activities:
Net income	$64,289	$42,826
Adjustments for the following items:
Depreciation and amortization	55,599	50,335
Future income taxes	16,492	16,302
Loss on disposal of fixed assets	128	99
Non-controlling interest in a subsidiary	20	32
Amortization of debt premium and discount	(729)	(383)
Gain on revaluation of additional amount payable	—	(8,241)
Net loss (gain) on derivative financial instruments (note 3)	289	(21)
Unrealized loss (gain) on foreign currency translation of
short-term monetary items	(2,137)	296

	133,951	101,245

Net change in non-cash balances related to operations	(79,829)	(83,587)

Cash flows provided by operating activities	54,122	17,658

Cash flows related to investing activities:
Acquisition of fixed assets	(88,265)	(59,333)
Net change in other assets	(74)	(418)
Proceeds from disposal of fixed assets and investments	144	131
Acquisition of temporary investments	(10)	(4)
Acquisition of video store assets	(434)	(95)
Acquisition of shares of a company under common control	(1,000,000)	—

Cash flows used in investing activities	(1,088,639)	(59,719)

Cash flows related to financing activities:
Net borrowings under bank credit facility	49,000	245,000
Repayment of the subordinated loan to parent company	—	(150,000)
Settlement of derivative financial instruments	16	(950)
Reduction in paid-up capital	(17,000)	(93,749)
Subordinated loan from parent company	1,000,000	—

Cash flows provided by financing activities	1,032,016	301

Net change in cash and cash equivalents	(2,501)	(41,760)

Cash and cash equivalents, at beginning of period	(18,470)	26,699

Cash and cash equivalents, at end of period	$(20,971)	$(15,061)

Cash and cash equivalents are comprised of:
Bank indebtedness and outstanding cheques	$(20,971)	$(15,061)

Cash interest payments	$28,397	$29,644
Cash interest payments to parent company	—	17,951
Cash income tax payments (net of refunds)	25	721

See accompanying notes to unaudited interim consolidated financial statements.

11

VIDEOTRON LTD.

Interim Consolidated Balance Sheets

(Unaudited)

As at March 31, 2007 and December 31, 2006

(in thousands of Canadian dollars)

	March 31,	December 31	,
	2007	2006

Assets
Current assets:
Temporary investments	$997	$987
Accounts receivable	129,295	139,585
Amounts receivable from affiliated companies	30,133	2,660
Income taxes	206	310
Inventories	38,232	39,451
Prepaid expenses	14,724	8,568
Future income taxes	12,657	24,728

	226,244	216,289

Investments (note 5)	1,000,000	—
Fixed assets	1,313,468	1,289,429
Goodwill	438,819	438,582
Other assets	30,081	45,282
Future income taxes	3,183	3,358

	$3,011,795	$1,992,940

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness and outstanding cheques	$20,971	$18,470
Accounts payable and accrued liabilities	179,488	268,198
Amounts payable to affiliated companies	53,622	41,529
Deferred revenue	142,745	135,335
Income taxes	75	81

	396,901	463,613

Deferred revenues	21,105	22,407
Pension plan accrued liability	9,323	8,624
Derivative financial instruments	143,883	71,828
Future income taxes	149,515	154,943
Long-term debt (note 5)	2,002,562	1,021,170
Non-controlling interest in subsidiaries	794	774

	2,724,083	1,743,359

Shareholder’s equity:
Common shares (note 6)	328,727	345,727
Contributed surplus	576,979	576,979
Deficit	(598,571)	(673,125)
Accumulated other comprehensive loss	(19,423)	—

	287,712	249,581

	$3,011,795	$1,992,940

See accompanying notes to unaudited interim consolidated financial statements.

On behalf of the Board:

___________________________

___________________________

12

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes:

The Company is a cable services provider in the Province of Québec for pay-television services, Internet access and telephony services. It also provides business telecommunication services, wireless communication services, and operates the largest chain of video stores in Québec and a chain of video stores in Ontario and in the Atlantic provinces.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited annual consolidated financial statements, except as described below. These unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and, therefore, should be read in conjunction with the December   31, 2006 audited consolidated financial statements and the notes thereto. These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, considered necessary for fair presentation.

New accounting policies since previous year-end:

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments - Recognition and Measurement and Section 3865, Hedges.

Changes in accounting policies in conformity with these new accounting standards are as follows:

(a)	Comprehensive income:

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholder’s equity arising from transactions and other events with non-owner sources, such as unrealized gains and losses on financial assets classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this Section, the consolidated financial statements now include a consolidated statement of comprehensive income.

(b)	Financial instruments:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities, and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments.

13

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes (continued):
(b)	Financial instruments (continued):

Financial assets and liabilities held-for-trading are measured at fair value with changes recognized in income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market and changes in fair value recorded in comprehensive income. The Company has classified its cash and cash equivalents and temporary investments as held-for-trading. Amounts receivable, amounts receivable from related parties, loans and other long-term receivable have been classified as loan and receivables. Portfolio investments were classified as available-for-sale, while all financial liabilities of the Company were classified as other liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivatives are recognized in financial expenses with the exception of derivatives designated as a cash flow hedge and, for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting the standard related to embedded derivatives.

(c)	Hedges:

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

14

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

1.	Basis of presentation and accounting changes (continued):
(c)	Hedges (continued):

For derivative instruments designated as cash flow hedges, such as certain cross currency interest rate swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new standards, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•	Decrease in other assets of $14.5 million;
•	Increase in derivative financial instruments of $60.6 million;
•	Decrease in long-term debt of $52.4 million;
•	Decrease in future income tax liabilities of $10.6 million;
•	Decrease in deficit of $10.3 million;
•	Increase in accumulated other comprehensive loss of $22.4 million.

The effects of these changes for the period ended March 31, 2007 are an increase of $1.4 million of the net income and $3.0 million of the other comprehensive income.

2.	Business reorganization:

On July 1, 2006, the Company merged with its parent, 9101-0827 Québec Inc. This transaction has been accounted for using the continuity of interest method, and the results of operations and financial position of 9101-0827 Québec Inc. have been included in these consolidated financial statements as if the two companies had always been combined. Accordingly, comparative figures have been restated to reflect this merger.

15

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

3.       Financial expenses:

	March 31,	March 31,
	2007	2006

		(Restated -
		see note 2)
Third parties:
Interest on long-term debt	$19,856	$19,796
Amortization of deferred financing costs	493	490
Amortization of debt premium and discount	(729)	(383)
Gain on revaluation of additional amount payable	—	(8,241)
Net loss (gain) on derivative instruments and on foreign
currency translation of financial instruments 1), 2) and 3)	289	(21)
Gain on foreign currency translation of
short-term monetary items	(1,563)	(120)
Other	5	17

	18,351	11,538

Interest income	(5)	(374)

	18,346	11,164

Parent company:
Interest expense	25,908	389

Company under common control:
Dividend income	(26,753)	—

	$17,501	$11,553

1)	During the three-month period ended March 31, 2007, the Company recorded a loss of $1.2 million on derivative instruments for which hedge accounting was not used (a gain of $0.02 million in 2006).

2)	During the three-month period ended March 31, 2007, the Company recorded a loss of $0.7 million for the ineffective portion of cash flow hedges.

3)	During the three-month period ended March 31, 2007, the Company recorded a gain of $1.6 million for the ineffective portion of fair value hedges.

16

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

4.     Income taxes:

The following schedule reconciles income taxes computed on income before income taxes and non-controlling interest in a subsidiary, based on the consolidated basic income tax rate and the effective income tax rate:

	March 31,	March 31,
	2007	2006

		(Restated -
		see note 2)

Income taxes based on the combined federal and provincial basic
income tax rate of 32.02% (2005 - 31.02%)	$25,884	$19,113
Change due to the following items:
Federal large corporation taxes	—	449
Non-taxable dividend from a company under common control	(8,487)	—
Non-deductible charges and/or loss deductible at a lower rate for which the tax
benefit was not recorded	(1,368)	(2,631)
Other	499	(98)

	$16,528	$16,833

5. Long-term debt:

	March 31,	December 31 ,
	2007	2006

Bank facility - Revolving credit	$98,000	$49,000
Senior Notes	962,781	972,170
Subordinated loan - Quebecor Média Inc. (a)	1,000,000	—

	2,060,781	1,021,170

Change in fair value related to hedged cross currency interest
rate risk	(44,548)	—
Adjustment related to embedded derivatives, net of unamortized
premium for early redemption of Senior Notes	335	—
Financing fees, net of amortization	(14,006)	—

Long-term portion of the long-term debt	$2,002,562	$1,021,170

17

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

5.     Long-term debt (continued):

(a)	Subordinated loan - Quebecor Média Inc.:

On January 3, 2007, the Company contracted a subordinated loan of $1.0 billion from Quebecor Média Inc., bearing interest at a rate of 10.5% payable every six months on June 20 and December 20, and maturing on January 3, 2022. On the same day, the Company invested the whole proceeds of $1.0 billion into 1,000,000 preferred shares, Series B, of 9101-0835 Quebec Inc., a subsidiary of Quebecor Média Inc. These shares carry the right to receive an annual dividend of 10.85% payable semi-annually.

6.	Share capital:

Authorized share capital:

An unlimited number of common shares, without par value, voting and participating

An unlimited number of preferred shares, Series B, Series C, Series D, Series E and Series F, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regard to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the Class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable

	March 31,	December 31	,
	2007	2006

	Common	Common
	shares	shares

	(in thousands of Canadian dollars)

Issued and paid:
2,515,276 common shares Series A	$328,727	$345,727

On February 20, 2007, the Company reduced the paid-up capital of the common shares by $17.0 million. This amount has been paid to the parent company.

18

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

7.     Employee future benefits:

The following table presents the Company’s net benefit costs:

	2007	2006

Net benefit costs	$2,823	$2,570

8. Accumulated other comprehensive loss:

		2007

Balance as at December 31, 2006		$—
Cumulative effect of changes in accounting policies (note 1)		(22,446)
Other comprehensive income, net of income tax		3,023

Balance as at March 31, 2007		$(19,423)

An estimated accumulated other comprehensive loss of $3.8 million is expected to be reclassified in income over the next twelve months, in connection with derivatives designated as cash flow hedges, while the remaining accumulated loss is expected to be reversed over a eight-year period.

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which are different in some respects from those in the United States (“US GAAP”), as described below. The following tables set forth the impact of significant differences between Canadian GAAP and US GAAP on the Company’s consolidated financial statements, including disclosures that are required under US GAAP.

19

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statements of Income

For the three-month periods ended

	March 31,	March 31,
	2007	2006

		(Restated -
		note 2)

Net income for the period based on Canadian GAAP	$64,289	$42,826

Adjustments:
Push-down basis of accounting (i)	(2,154)	(2,117)
Development and pre-operating costs (iii)	430	(89)
Accounting for derivative financial instruments and
hedging activities (iv)	884	(2,921)
Share-based payments	(500)	—
Income taxes (v)	(276)	3,197

Net income for the period based on US GAAP	62,673	40,896

Other comprehensive income as per Canadian GAAP	3,023	—
Adjustments to other comprehensive income (vi):
Accounting for derivative financial instruments and
hedging activities (iv)	—	13
Income taxes	—	(306)

Comprehensive income based on US GAAP	$65,696	$40,603

Accumulated other comprehensive loss, at
beginning of period	$(25,606)	$(22,858)

Change in the period	3,023	(293)

Accumulated other comprehensive loss, at end of period	$(22,583)	$(23,151)

Pension and postretirement benefits (vii)	$(4,493)	$(153)

Accounting for derivative financial instruments and
hedging activities (iv)	(27,707)	(33,574)

Income taxes (v)	9,617	10,576

Accumulated other comprehensive loss, at end of period	$(22,583)	$(23,151)

20

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Shareholder’s Equity

As at

	March 31,	December 31 ,
	2007	2006

Shareholder’s equity based on Canadian GAAP	$287,712	$249,581

Cumulative adjustments:
Push-down basis of accounting (i)	4,490,750	4,492,904
Goodwill impairment (ii)	(2,274,627)	(2,274,627)
Development and pre-operating costs (iii)	(3,716)	(4,146)
Accounting for derivative financial instruments
and hedging activities (iv)	535	(23,342)
Share-based payments (viii)	(1,400)	(900)
Income taxes (v)	2,655	13,736
Pension and postretirement benefits (vii)	(4,493)	(4,493)

Shareholder’s equity based on US GAAP	$2,497,416	$2,448,713

(i)	Push-down basis of accounting

The basis of accounting used in the preparation of these financial statements under US GAAP reflects the push-down resulting from the acquisition of the Company and its subsidiaries on October 23, 2000 by Quebecor Media Inc. Under Canadian GAAP, each entity has retained the historical carrying value basis of its assets and liabilities. The excess of the purchase price over the value assigned to the net assets of the Company at the date of acquisition has been allocated to goodwill and has been amortized, up to December 31, 2001, on the straight-line basis over 40 years.

The principal adjustments, taking into account the final allocation of the purchase price finalized in the fourth quarter of 2001, to the historical consolidated financial statements of the Company to reflect the parent’s cost basis, were:

(a)	The carrying values of fixed assets were increased by $110.8 million;
(b)

The deferred charges related to financing fees and exchange losses on long-term debt have been written off to reflect the fair value of the assumed long-term debt, and further reduction in deferred charges was recorded for a total amount of $22.6 million;

21

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(i)	Push-down basis of accounting (continued)
(c)	Accrued charges increased by $41.5 million;
(d)	Future income tax liability increased by $24.4 million; and
(e)

The $4,631.1 million excess of parent’s cost over the value assigned to the net assets of the Company at the date of acquisition has been recorded as goodwill and $4,653.4 million was credited as contributed surplus. In 2004, the Company and its parent materialized income tax benefits in the amount of $84.3 million which had not been recognized at the date of acquisition. Therefore, goodwill has been decreased by $84.3 million, contributed surplus has been decreased by $67.4 million and income tax expense for US GAAP purposes has been increased by $16.9 million.

(ii)	Goodwill impairment

The accounting requirements for goodwill under Canadian GAAP and US GAAP are similar in all material respects. However, in accordance with the transitional provisions contained in Section 3062 of the CICA Handbook, an impairment loss recognized during the financial year in which the new recommendations are initially applied is recognized as the effect of a change in accounting policy and charged to opening retained earnings, without restatement of prior periods. Under US GAAP, an impairment loss recognized as a result of transitional goodwill impairment test is recognized as the effect of a change in accounting principles in the statement of operations above the caption “net income”.

(iii)	Development and pre-operating costs

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under US GAAP, these costs are expensed as incurred.

22

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(iv)	Accounting for derivative financial instruments and hedging activities

Prior to 2007, under Canadian GAAP, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, standards for hedge accounting under Canadian GAAP are now similar to those under U.S. GAAP, as established by Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”.

However, under Canadian GAAP, certain embedded derivatives, such as early settlement option included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and, therefore, must be recorded at their fair value. Under U.S. GAAP, these embedded derivatives are considered closely related to their host contract and do not have to be recorded at their fair value.

Further differences result from the different transition rules and timing of the adoption of the current standards in Canada and in the United States for derivative financial instruments and hedge accounting.

(v)	Income taxes

This adjustment represents the tax impact of the US GAAP adjustments. Furthermore, under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while, under US GAAP, measurement is based on enacted tax rates.

(vi)	Comprehensive income

The concept of other comprehensive income was introduced under Canadian GAAP upon the adoption of Section 1530 (note 1) while this concept was already in application under US GAAP. Other comprehensive income consists of adjustments to shareholder’s equity related to the accrued pension benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets and to changes in the derivative fair values of contracts that are designated effective and qualify as cash flow hedges.

23

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(vii)	Pension and postretirement benefits:

Under GAAP in the United States, Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158), was issued in 2006 and requires the recognition in the balance sheet of the over or under funded positions of defined benefit pension and other postretirement plans, along with a corresponding non-cash adjustment, which will be recorded in the accumulated other comprehensive loss. FAS158 was effective prospectively for fiscal years ended after December 15, 2006 and the amounts presented for prior periods have not been restated for this change. This change in accounting policy resulted in an adjustment of $3,160 recorded in accumulated other comprehensive loss and did not have an impact on the Company’s consolidated statement of operations.

Under GAAP in the United States, for 2006 and prior years, if the accumulated benefit obligation exceeded the fair value of a pension plan’s assets, the Company was required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which was recorded in accumulated other comprehensive loss. The additional minimum liability concept from FAS 87 has been eliminated with the adoption of FAS158.

Under GAAP in Canada, a company is not required to recognize the over or under funded positions or to recognize an additional minimum liability.

(viii)	Share-based payment:

Under U.S. GAAP, the Company adopted the new standards of FASB No. 123(R), Share-Based Payment (SFAS123(R)). In accordance with SFAS 123(R), the liability related to stock-based awards that call for settlement in cash or other asset must be measured at its fair value based on the fair value of stock option awards, and shall be remeasured at the end of each reporting period through settlement. Under Canadian GAAP, the liability is measured and remeasured based on the intrinsic value of the stock option awards instead of the fair value.

(ix)	Accounting for uncertainty in income taxes:

Under U.S. GAAP, on January 1, 2007, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN48), an interpretation of FASB Statement No. 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN48 had no impact on the Company’s opening retained deficit under U.S. GAAP.

24

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):
(ix)	Accounting for uncertainty in income taxes (continued):

Under Canadian GAAP, there is no such interpretation and, therefore, the reserve related to income tax contingencies is not based on the same level of likelihood as the one used under the new rules of FIN 48.

(x)	Consolidated statements of cash flows:

The disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash operating items in the consolidated statement of cash flows is allowed by Canadian GAAP while it is not allowed by US GAAP.

(xi)	Guaranteed debt:

The consolidated information below has been presented in accordance with the requirements of the Securities and Exchange Commission for guarantor financial statements.

The Company’s Senior Notes due 2014 and 2015 (note 5) are guaranteed by specific subsidiaries of the Company (the “Subsidiary Guarantors”). The accompanying condensed consolidated financial information as at December 31, 2006 and March 31, 2007 and for the three-month periods ended March 31, 2006 and 2007 has been prepared in accordance with US GAAP. The information under the column headed “Consolidated Guarantors” is for all the Subsidiary Guarantors. Investments in the Subsidiary Guarantors are accounted for by the equity method in the separate column headed “Videotron Ltd.” Each Subsidiary Guarantor is wholly-owned by the Company. All guarantees are full and unconditional, and joint and several (to the extent permitted by applicable law).

The main subsidiaries included under the column “Subsidiary Guarantors” are CF Cable TV Inc. and Le SuperClub Vidéotron Ltée and its subsidiary, Groupe de Divertissement SuperClub Inc.

The “Subsidiary Non-Guarantors” is SETTE Inc.

25

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at December 31, 2006

			Subsidiary	Adjustments
	Videotron	Subsidiary	Non-	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

	(in thousands of Canadian dollars)
Assets
Current assets:
Cash and cash equivalents	$—	$110	$285	$(395)	$—
Temporary investments	—	—	987	—	987
Accounts receivable	129,816	8,758	1,011	—	139,585
Amounts receivable from affiliated
companies	89,478	330,891	141	(417,850)	2,660
Income taxes	136	40	134	—	310
Inventories and prepaid expenses	41,406	6,605	8	—	48,019
Future income taxes	16,281	8,607	140	—	25,028

	277,117	355,011	2,706	(418,245)	216,589

Fixed assets	1,148,150	245,547	6,192	(358)	1,399,531
Goodwill	1,903,756	444,940	—	233,711	2,582,407
Other assets	404,639	71,344	—	(455,058)	20,925
Future income taxes	—	3,358	—	—	3,358

	$3,733,662	$1,120,200	$8,898	$(639,950)	$4,222,810

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness and outstanding
cheques	$18,865	$—	$—	$(395)	$18,470
Accounts payable and accrued
liabilities	376,785	34,675	792	(297)	411,955
Amounts payable to company under
common control	370,735	86,496	2,748	(417,550)	42,429
Deferred revenue and prepaid services	101,212	33,980	143	—	135,335
Income taxes	45	—	36	—	81

	867,642	155,151	3,719	(418,242)	608,270

Future income taxes	125,068	51,694	294	—	177,056
Long-term deferred revenue	3,423	783	—	—	4,206
Long-term debt	983,791	25,969	—	(25,969)	983,791
Non-controlling interest in a subsidiary	—	—	—	774	774

	1,979,924	233,597	4,013	(443,437)	1,774,097

Shareholder’s equity:
Share capital	410,725	378,633	25	(443,656)	345,727
Contributed surplus	4,464,822	783,633	488	(76,500)	5,172,443
(Deficit) retained earnings	(3,097,598)	(274,268)	4,372	323,643	(3,043,851)
Other comprehensive loss	(24,211)	(1,395)	—	—	(25,606)

	1,753,738	886,603	4,885	(196,513)	2,448,713

	$3,733,662	$1,120,200	$8,898	$(639,950)	$4,222,810

26

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Income

For the three-month period ended March 31, 2006

			Subsidiary	Adjustments
	Videotron	Subsidiary	Non-	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

Revenues	$243,633	$57,285	$1,394	$(277)	302,035

Direct cost	57,321	19,230	—	(38)	76,513

Operating and administrative
expenses	87,246	20,205	929	(239)	108,141

Depreciation and amortization	42,910	6,297	164	(8)	49,363

Financial expenses	8,438	6,036	—	—	14,474

Dividend income from related companies	—	(4,716)	—	4,716	—

Income (loss) before the undernoted	47,718	10,233	301	(4,708)	53,544

Income taxes	10,521	1,998	97	—	12,616

	37,197	8,235	204	(4,708)	40,928

Share in the results of a company
subject to significant influence	3,479	45	—	(3,524)	—

Non-controlling interest	—	—	—	(32)	(32)

Net income (loss)	$40,676	$8,280	$204	$(8,264)	40,896

27

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended March 31, 2006

			Subsidiary	Adjustments
	Videotron	Subsidiary	Non-	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$40,676	$8,280	$204	$(8,264)	$40,896
Adjustments for the following items:
Depreciation and amortization	45,363	7,671	164	(8)	53,190
Future income taxes	10,236	1,835	14	—	12,085
Other	(32,577)	457	—	3,556	(28,564)
Net change in non-cash operating
items	(44,976)	(15,388)	44	—	(60,320)

	18,722	2,855	426	(4,716)	17,287

Cash flows from investing activities:
Acquisition of fixed assets	(51,104)	(7,634)	(595)	—	(59,333)
Net change in other assets	—	(47)	—	—	(47)
Proceeds from disposal of fixed assets	125	6	—	—	131
Acquisition of temporary investments	—	—	(4)	—	(4)
Acquisition of video store assets	—	(95)	—	—	(95)

	(50,979)	(7,770)	(599)	—	(59,348)

Cash flows from financing activities:
Net change in bank credit facility	245,000	—	—	—	245,000
Repayment of the subordinated loan
to parent company	(150,000)	—	—	—	(150,000)
Settlement of derivative financial
instruments	(950)	—	—	—	(950)
Reduction in paid-up capital	(93,749)	—	—	—	(93,749)
Dividends	(4,716)	—	—	4,716	—
Advance (from) to an affiliated
company	(4,022)	4,022	—	—	—

	(8,437)	4,022	—	4,716	301

Net decrease in cash	(40,694)	(893)	(173)	—	(41,760)

Cash and cash equivalents, beginning
of period	25,545	478	676	—	26,699

Cash and cash equivalents, end of period	$(15,149)	$(415)	$503	$—	$(15,061)

28

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Balance Sheet

As at March 31, 2007

			Subsidiary	Adjustments
	Videotron	Subsidiary	Non-	and
	Ltd.	Guarantors	Guarantors	eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$—	$39	$489	$(528)	$—
Temporary investments	—	—	997	—	997
Accounts receivable	121,028	7,062	1,205	—	129,295
Amounts receivable from affiliated
companies	113,829	330,956	37	(414,689)	30,133
Income taxes	135	40	31	—	206
Inventories and prepaid expenses	45,128	7,796	32	—	52,956
Future income taxes	7,224	5,888	15	—	13,127

	287,344	351,781	2,806	(415,217)	226,714

Investment	1,000,000	—	—	—	1,000,000
Fixed assets	1,165,925	248,550	6,306	(350)	1,420,431
Goodwill	1,903,756	445,177	—	233,711	2,582,644
Other assets	391,598	71,438	—	(456,545)	6,491
Future income taxes	—	3,183	—	—	3,183

	$4,748,623	$1,120,129	$9,112	$(638,401)	$5,239,463

Liabilities and Shareholder’s Equity
Current liabilities:
Bank indebtedness and outstanding
cheques	$21,499	$—	$—	$(528)	$20,971
Accounts payable and accrued
liabilities	313,584	28,305	712	(123)	342,478
Amounts payable to affiliated
companies	382,887	83,711	2,993	(414,569)	55,022
Deferred revenue and prepaid services	107,098	35,511	136	—	142,745
Income taxes	42	1	32	—	75

	825,110	147,528	3,873	(415,220)	561,291

Future income taxes	122,407	51,862	225	—	174,494
Long-term deferred revenue	2,650	591	—	—	3,241
Long-term debt	2,002,227	25,969	—	(25,969)	2,002,227
Non-controlling interest in a subsidiary	—	—	—	794	794

	2,952,394	225,950	4,098	(440,395)	2,742,047

Shareholder’s equity:
Share capital	393,725	378,633	25	(443,656)	328,727
Contributed surplus	4,464,310	784,145	488	(76,500)	5,172,443
(Deficit) retained earnings	(3,040,618)	(267,204)	4,501	322,150	(2,981,171)
Other comprehensive loss	(21,188)	(1,395)	—	—	(22,583)

	1,796,229	894,179	5,014	(198,006)	2,497,416

	$4,748,623	$1,120,129	$9,112	$(638,401)	$5,239,463

29

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Income

For the three-month period ended March 31, 2007

Subsidiary	Adjustments
Videotron	Subsidiary	Non-	and
Ltd.	Guarantors	Guarantors	elimination	s	Consolidated

Revenues	$296,517	$60,659	$1,495	$(465)	$358,206

Direct cost	64,999	21,282	—	43	86,324

Operating and administrative
expenses	101,481	21,450	1,021	(508)	123,444

Depreciation and amortization	46,154	6,875	288	(8)	53,309

Financial expenses	13,858	2,759	—	—	16,617

Dividend income from related companies	—	(1,803)	—	1,803	—

Income (loss) before the undernoted	70,025	10,096	186	(1,795)	78,512

Income taxes	12,702	3,060	57	—	15,819

57,323	7,036	129	(1,795)	62,693

Share in the results of a company
subject to significant influence	1,459	28	—	(1,487)	—

Non-controlling interest	—	—	—	(20)	(20)

Net income (loss)	$58,782	$7,064	$129	$(3,302)	$62,673

30

VIDEOTRON LTD.

Notes to Interim Consolidated Financial Statements, Continued

(Unaudited)

Three-month periods ended March 31, 2007 and 2006

(in thousands of Canadian dollars)

9.	Significant differences between generally accepted accounting principles (GAAP) in Canada and the United States (continued):

Consolidated Statement of Cash Flows

For the three-month period ended March 31, 2007

Subsidiary	Adjustments
Videotron	Subsidiary	Non-	and
Ltd.	Guarantors	Guarantors	elimination	s	Consolidate	d

Cash flows from operating activities:
Net income (loss)	$58,782	$7,064	$129	$(3,302)	$62,673
Adjustments for the following items:
Depreciation and amortization	49,225	8,749	288	(8)	58,254
Future income taxes	12,702	3,063	18	—	15,783
Other	55,353	548	—	1,507	57,408
Net change in non-cash operating
items	(123,263)	(17,051)	264	—	(140,050)

52,799	2,373	699	(1,803)	54,068

Cash flows from investing activities:
Acquisition of fixed assets	(78,066)	(9,714)	(485)	—	(88,265)
Net change in other assets	—	(20)	—	—	(20)
Proceeds from disposal of fixed assets	132	12	—	—	144
Acquisition of temporary investments	—	—	(10)	—	(10)
Acquisition of video store assets	—	(434)	—	—	(434)
Acquisition of shares of a company
under common control	(1,000,000)	—	—	—	(1,000,000)

(1,077,934)	(10,156)	(495)	—	(1,088,585)

Cash flows from financing activities:
Net change in bank credit facility	49,000	—	—	—	49,000
Settlement of derivative financial
instruments	16	—	—	—	16
Reduction in paid-up capital	(17,000)	—	—	—	(17,000)
Dividends	1,000,000	—	—	—	1,000,000
Subordinated loan from parent
company	(1,803)	—	—	1,803	—
Advance (to) from an affiliated
company	(7,712)	7,712	—	—	—

1,022,501	7,712	—	1,803	1,032,016

Net (decrease) increase in cash	(2,634)	(71)	204	—	(2,501)

Cash and cash equivalents, beginning
of period	(18,865)	110	285	—	(18,470)

Cash and cash equivalents, end of period	$(21,499)	$39	$489	$—	$(20,971)

31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

(signed) Yvan Gingras

______________________________________

By:	Yvan Gingras
Executive Vice-President, Finance and
Operations and Chief Financial Officer

Date:	May 28, 2007